EXECUTIVE BOARD

P. Flynn

Chief Financial Officer

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject	Date

ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-14642)	June 28, 2011

Dear Mr. Rosenberg,

We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the June 1, 2011 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”).

We appreciate the Staff’s careful review of our 2010 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. In our response, we have agreed to change or supplement the disclosure in our future filings, including the Form 20-F for the fiscal year ending December 31, 2011 (the “2011 Form 20-F”). We are doing so in the spirit of cooperation and not because we believe our prior filing is materially deficient or inaccurate.

For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands P.O. Box 810, 1000 AV Amsterdam T +31 20 5415424 F +31 20 5418570 E patrick.flynn@ing.com	ING Groep N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam

BANKING	INVESTMENTS	LIFE INSURANCE	RETIREMENT SERVICES

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Please do not hesitate to call me at (011) 31-20-541-5424 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ Patrick Flynn
Patrick Flynn

cc:	Vanessa Robertson

Lisa Vanjoske

Michael Rosenthall

Jennifer Riegel

(Securities and Exchange Commission)

William D. Torchiana

Joram M. Lietaert Peerbolte

(Sullivan & Cromwell LLP)

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General

1.	Throughout the filing you disclose that you entered into an Illiquid Assets Back-Up Facility with the Dutch government on January 26, 2009 which closed on March 31, 2009. Under this agreement, you transferred 80% of the economic ownership of your Alt-A portfolio to the Dutch State. You also disclose that the European Commission has approved your Restructuring Plan as part of the process to receive approval for the government support measures. It does not appear that you have filed copies of the agreement or the plan. Please promptly file copies of the documents, including any amendments thereto, pursuant to Item 4 of the Instructions as to Exhibits of Form 20-F and confirm that you will incorporate by reference the documents into your next Form 20-F.`

R :	The Illiquid Assets Back-Up Facility (“IABF”) documentation was entered into on March 31, 2009, after the date of ING’s Form 20-F filing on March 19, 2009; the January 26, 2009 reference is the effective date of the IABF for calculation purposes thereunder. ING had previously filed the detailed terms sheet setting forth the terms of the IABF agreed with the Dutch State in its Form 6-K filing of February 3, 2009.

In ING’s announced sale of its ING Direct US banking business on June 16, 2011, it was noted that the closing of the sale of ING Direct US will include a restructuring of the IABF and an effective termination of the current IABF arrangement vis a vis ING Direct US, the primary beneficiary of the IABF terms. ING intends to file on Form 6-K the agreement for the sale of ING Direct US, which includes the agreed terms for the restructuring of the IABF; such agreement has also been filed by Capital One Financial Corporation on Form 8-K. Accordingly, ING would propose that the IABF as revised and restated be filed when it is entered into later in 2011; until such time, ING believes that the currently available disclosure in ING’s Form 20-F, plus the previously filed Form 6-K disclosure of the IABF terms and the Form 6-K to be filed including the terms for the revised IABF, contains sufficient disclosure as to the IABF’s terms, and that the filing of additional IABF agreements now, in light of their pending revision and replacement, would be premature and potentially confusing.

The European Commission’s Decision setting forth ING’s restructuring obligations was released publicly by the EU on November 18, 2009, at http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2010:274:0139: 0162:EN:PDF and described extensively in ING’s Form 20-Fs filed in 2010 and 2011. The European Commission’s Decision is addressed to the Kingdom of the Netherlands and concerns the appropriateness of the State Aid granted to ING Group in light of the ING restructuring plan submitted by the Dutch State to the European Commission pursuant to the European Commission communication on the return to viability and the assessment of restructuring measures in the financial sector in the current crisis under the State aid rules (2009/C 195/04).

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The plan for ING’s restructuring that was submitted by the Dutch State to the European Commission is not literally a “contract” of the type described in Form 20-F Exhibit 4, and accordingly ING did not believe that the European Commission’s Decision or the related proceedings involving the Dutch State constituted an item that required filing as an exhibit for purposes of Form 20-F.

Item 5. Operating and financial review and prospects

Liquidity and Capital Resources

Contractual obligations, page 94

2.	Please refer to your letter filed on July 15, 2009 in response to our comment letter dated June 4, 2009 related to the December 31, 2008 Form 20-F, in which you agreed to include interest in the contractual obligation table obligations beginning with the Form 20-F for the fiscal year ended December 31, 2009. It is not clear whether your contractual obligations table in your Form 20-F for the years ended December 31, 2009 and 2010 include interest related to your contractual obligations. Please provide us proposed disclosure to be included in future filing to clarify including the amount of interest as of December 31, 2009 and 2010 by obligation and period within the table.

R:	In our letter filed on July 15, 2009 we explained that, as a consequence of the implementation of the amended standard IFRS 7 “Financial instruments: Disclosures” we intended to revise the disclosure of contractual maturities in the IFRS Financial Statements by including the coupon interest due on financial liabilities by maturity bucket. This revised disclosure is included in the 2010 Form 20-F in Note 23 “Liabilities by contractual maturity” on Page F-71 where the table “Liabilities by contractual maturity” includes a separate line “Coupon interest due on financial liabilities”.

In the same letter, we explained our intent to include the same information, or a reference thereto, in the section “Contractual obligations” (in the 2010 Form 20-F on page 96). However, such reference was by mistake omitted in the 2009 and 2010 Form 20-F.

We confirm that we will include the following reference in the Contractual obligations section in the 2011 Form 20-F:

“Reference is made to Note 23 “Liabilities by contractual maturity” in Note 2.1 for information about coupon interest due on financial liabilities by maturity bucket.”

3.	Please provide us proposed disclosure to be included in future filings to describe which generally accepted accounting principles you look to in developing your accounting policy for insurance activities. Please ensure your response addresses how developed policy complies with the guidance in IFRS 4.

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R:	We will include the following additional disclosure in Section 2.1.1 “Accounting policies for the Consolidated Annual Accounts of ING Group” under “Insurance, Investment and Reinsurance contracts”:

“Provisions for liabilities under insurance contracts are established in accordance with IFRS 4 “Insurance Contracts”. Under IFRS 4, an insurer may continue its existing pre-IFRS accounting policies for insurance contracts, provided that certain minimum requirements are met. Upon adoption of IFRS in 2005, ING Group decided to continue the then existing accounting principles for insurance contracts under IFRS. ING Group operates in many different countries and the accounting principles for insurance contracts follow local practice in these countries. ING’s businesses in the Netherlands apply accounting standards generally accepted in the Netherlands (Dutch GAAP) for its provisions for liabilities under insurance contracts; similarly, ING’s businesses in the US apply accounting standards generally accepted in the US (US GAAP).

Changes in those local accounting standards (including Dutch GAAP and US GAAP) subsequent to the adoption of IFRS are considered for adoption on a case-by-case basis. If adopted, the impact thereof is accounted for as a change in accounting policy under IFRS.

In addition, for certain specific products or components thereof, ING applies the option in IFRS 4 to measure (components of) the provisions for liabilities under insurance contracts using market consistent interest rates and other current estimates and assumptions. This relates mainly to Guaranteed Minimum Withdrawal Benefits for Life on the Insurance US Closed Block VA book and certain guarantees embedded in insurance contracts in Japan.”

4.	Please provide us proposed disclosure to be included in future filings to include, where practicable, an estimate of the financial effect for each legal proceeding discussed. If it is not practicable to disclose this information, that fact should be stated. Please refer to paragraph 86 and 91 of IAS 37.

R:	We would like to inform the Staff that, where practicable, we have included an estimate of the financial effect or an indication of the uncertainties relating to the amount or timing of any outflow for the legal proceedings as disclosed in Note 31 “Legal proceedings” on pages F-87 and F-88 of the 2010 Form 20-F. For example, we have disclosed in Note 31 for two specific legal proceedings “The costs of the settlement have been valued at EUR 365 million” and “the Company’s management is of the opinion that these will not have a significant effect on the financial position or profitability of the Company”.

IAS 37.86 and IAS 37.91 include the following requirements:

86 “Unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the end of the reporting period a brief description of the nature of the contingent liability and, where practicable:

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(a)	an estimate of its financial effect, measured under paragraphs 36–52;

(b)	an indication of the uncertainties relating to the amount or timing of any outflow; and

(c)	the possibility of any reimbursement.

91 Where any of the information required by paragraphs 86 and 89 is not disclosed because it is not practicable to do so, that fact shall be stated.

We confirm that for the legal proceedings as at December 31, 2011 that will be disclosed in the 2011 Form 20-F, we will provide an indication of the uncertainties relating to the amount or timing of any outflow, the possibility of any reimbursement and, if and to the extent practicable, an estimate of the financial effect.

For legal proceedings for which an estimate of the financial effect is not practicable, we confirm that we will disclose that fact specifically by including language substantially similar to the following:

“At this moment it is not practicable to provide an estimate of the (potential) financial effect.”

5.	Please tell us how your change in accounting principle in January 2011 results in more relevant and reliable information than your previous policy. Refer to paragraphs 10 and 14 of IAS 8. In your response, also explain to us the method you used for the insurance provisions for Guaranteed Minimum Withdrawal Benefits for Life (GMWBL) on the Insurance US Closed Block VA book prior to January 1, 2011 and the method you are using subsequent to January 1, 2011.

R:	The change in accounting principle for the insurance provisions for Guaranteed Minimum Withdrawal Benefits for Life on the Insurance US Closed Block VA book (“GMWBL”) as of January 1, 2011 is primarily supported by the specific option in paragraph 24 of IFRS 4:

“Changes in accounting policies <…> Current market interest rates - An insurer is permitted, but not required, to change its accounting policies so that it remeasures designated insurance liabilities to reflect current market interest rates and recognizes changes in those liabilities in profit or loss. At that time, it may also introduce accounting policies that require other current estimates and assumptions for the designated liabilities. The election in this paragraph permits an insurer to change its accounting policies for designated liabilities, without applying those policies consistently to all similar liabilities as IAS 8 would otherwise require. <…> “

Until 2010, ING’s accounting policy for GMWBL was based on the accounting standard SOP 03-1 in US GAAP. In 2010, it was announced to move towards fair-value accounting for (part of) the insurance technical provisions as of 1 January 2011 as disclosed in section 2.2.3 “Subsequent Events” on page F-193.

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The new accounting policy as of 1 January 2011 is a combination of:

•	market consistent estimates for interest rate assumptions;

•	market consistent estimates for all other assumptions, except for volatility and correlation assumptions;

•	immediate recognition in profit and loss of the impact of changes in market consistent assumptions;

•	continued use of an SOP 03-1 like approach for volatility and correlation assumptions.

This approach of implementing current market interest rates and certain other current estimates and assumptions, with immediate recognition of changes in valuation in profit and loss, whilst maintaining the existing treatment of volatility and correlation assumptions, is in line with the option in IFRS 4.24 as set out above.

IAS 8 includes general requirements for changes in accounting policies, which, except for certain specific exemptions in IFRS 4, also apply to this change. These requirements include:

IAS 8.10: “In the absence of an IFRS that specifically applies to a transaction, other event or condition, management shall use its judgment in developing and applying an accounting policy that results in information that is:

(a)	relevant to the economic decision-making needs of users; and

(b)	reliable, in that the financial statements:

(i)	represent faithfully the financial position, financial performance and cash flows of the entity; (ii) reflect the economic substance of transactions, other events and conditions, and not merely the legal form; (iii) are neutral, i.e. free from bias; (iv) are prudent; and (v) are complete in all material respects.

IAS 8.14: “An entity shall change an accounting policy only if the change:

(a)	is required by an IFRS; or

(b)	results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity’s financial position, financial performance or cash flows.”

We believe that the revised accounting policy provides reliable and more relevant information, because:

•

It better aligns with underlying economics of the guarantee - under the revised accounting policy, the reserve valuation is more based on actual market consistent assumptions and better reflects changes in market conditions. It more closely aligns with the underlying economics of the guarantees and better represents the fair value of the obligation, which is decision useful information for our investors and financial statement users.

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•

It better aligns with how we manage the market risk embedded in these guarantees - we utilize derivative hedging strategies to mitigate the economic market risks embedded in these guarantees. These strategies include derivatives on various public market equity indices and (as of 2011) increased interest rate hedging positions associated with the GMWBL rider guarantees. We use market consistent valuation techniques to establish our derivative positions and to rebalance the derivative positions in response to market fluctuations. The revised accounting is more closely aligned with how we manage the market risk embedded within our guarantees.

•

It reduces an accounting mismatch between hedging derivatives (at fair value through profit and loss) and the related insurance liabilities. The Company substantially increased its hedging of interest rate risk in the Insurance US Closed Block VA book. The related hedging derivative positions do not qualify for hedge accounting and are recorded at fair value through profit and loss. The revised accounting for GMWBL minimizes the accounting mismatch between the liabilities and the hedging derivatives. The basis for conclusions of IFRS 4 explicitly state that the provisions of IFRS 4.24 as referred to above were included to accommodate a fair value measurement model for certain interest (and other) components of insurance liabilities in order to eliminate or reduce an accounting mismatch that would otherwise arise[1].

- - - - -

[1]

IFRS4.BC175: “The Board noted that introducing a current market-based discount rate for insurance liabilities rather than a historical discount rate would improve the relevance and reliability of an insurer’s financial statements. Therefore, such a change would have been permitted by the proposals in ED 5 and is also permitted by the IFRS.” and IFRS4.BC 176: “The Board concluded that the increase in relevance and reliability from introducing a current discount rate could outweigh the disadvantages of permitting accounting policies that are not applied consistently to all similar liabilities. Accordingly, the Board decided to permit, but not require, an insurer to change its accounting policies so that it remeasures designated insurance liabilities for changes in interest rates.”